Mail Stop 4561

December 21, 2006

Anthony DiIorio
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, Floor A31
D-60325 Frankfurt am Main
Federal Republic of Germany

      RE: **Deutsche Bank Aktiengesellschaft**
               Form 20-F for Fiscal Year Ended December 31, 2005
               File No. 1-15242

Dear Mr. DiIorio,

      We have completed our review of your Form 20-F and have no further comments at this time.

               Sincerely,

               Paul Cline
               Senior Accountant